Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549


March 27, 2002

Dear Sir/Madam:

In connection with our filing of Capital City Bank Group Inc.'s
Annual
Report on Form 10-K for the year ended December 31, 2001, Arthur
Andersen
LLP ("Andersen") has represented to us, by letter dated March 26, 2002, that the audit was subject to Andersen's quality control system for the
U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen was not relevant to this audit.

Very truly yours,

/s/ J. Kimbrough Davis
-------------------------
J. Kimbrough Davis
Executive Vice President and
Chief Financial Officer